FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

       Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Date of Event Requiring Statement (Month/Day/Year)

                  11/15/2002

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

                  N/A

4.   Issuer Name and Ticker or Trading Symbol

                  Amedisys, Inc. (AMED)

5.   Relationship of Reporting Person(s) to Issuer  (Check All Applicable)

                  / /    Director
                  / /    Officer (give title below)
                  /X/    10% Owner
                  / /    Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)

                  N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)

                  / /    Form filed by One Reporting Person
                  /X/    Form filed by More than One Reporting Person

                  See next page for list of reporting persons

                  List of persons reporting:

                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

                  Haredale, Ltd.

                  Olivier Roux

                  James Henry Hildebrandt

                  Toxford Corporation

                  Henry Hooper

                  Florence Cies

                  The David and Patricia Nierenberg 1993 Irrevocable Trust Lawrence K. Orr Trustee, June 11, 1993

                  Bruno Tiphine

                  Rita & Bruno Tiphine

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  i.   11/15/02

3.   Transaction Code (Instr. 8)
                  i.   P

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
 ix. 11/15/02           3,000              A                4.79
  x. 11/15/02           5,000              A                4.79

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      1,014,500 (11.1%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D     939,500 by The D3 Family Fund, L.P.
     ii.        I      24,500 by Haredale, Ltd.
                       P.O. Box N-4465, Nassau, New Providence,
                       The Bahamas.
     iii.       I      10,000 by Olivier Roux
                       Talisman Management Ltd.,37 Ixworth Place, London SW3,
                       England.
     iv.        I       7,000 by James Henry Hildebrandt
                       c/o Bain & Company, Tenth Floor, One Pacific Place,
                       88 Queensway,
                       Hong Kong.
     v.         I       4,000 by Toxford Corporation
                       P.O. Box 3048, St. Andrews House, Le Bordage,
                       St. Peter Port,
                       Guernsey, Channel Islands, British Isles.
     vi.        I      10,000 by Florence Cies
                       3300 Narvaez, #26, San Jose, California  95136
     vii.       I      1,500 by Henry Hooper
                       4317 NE Wistaria Dr., Portland, OR 97213
     viii.      I      10,000 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                       Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd.,
                       Bldg. 4, Suite 160, Menlo Park, CA 94025.
     ix.        I      3,000 by Bruno Tiphine
                       92 Fellows Rd., London NW3 3JG, England
     x.         I      5,000 by Rita & Bruno Tiphine
                       92 Fellows Rd., London NW3 3JG, England

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
                  N/A


                         /s/ DAVID NIERENBERG                          11/18/02
                         ----------------------------------------      --------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.